Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

November 14, 2013

VIA EDGAR AND OVERNIGHT COURIER

Ms. Jennifer Gowetski

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Hospitality Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed October 4, 2013
File No. 333-190698

Dear Ms. Gowetski:

On behalf of American Realty Capital Hospitality Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-11 (File No. 333-190698) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 22, 2013.

For convenience of reference, each Staff comment contained in your October 22, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you four courtesy copies of Amendment No. 2, filed by the Company on the date hereof and four copies of Amendment No. 2 which are marked to reflect changes made to the Registration Statement, filed with the Commission on October 4, 2013 (the “Marked Copies”). The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

November 14, 2013

General

1.	We note your response to comment no. 3 of our letter dated September 12, 2013. Please also provide support for the disclosure on page 103. We will continue to monitor.

We advise the Staff that the Company will submit supplementally, pursuant to Rule 418, support for all quantitative and qualitative business and industry data used in the Registration Statement, as well as support for the disclosure on page 103.

The Property Manager and The Sub-Property Manager, page 103

2.	We note your description of the sub-property manager. Please clarify whether your sub-property manager has acquired portfolios of hotels and individual hotel assets and whether it holds any hotel assets. In addition, please clarify the holdings of affiliates of your sub-property manager and the number of hotels managed by affiliates of your sub-property manager. To the extent any of these hotels will compete with your intended investments, please disclose.

The disclosure under the heading “Management – The Property Manager and The Sub-Property Manager” on page 103 of the prospectus has been revised as requested.

Membership Interest Purchase Agreement with Barceló Crestline Corporation, page 104

3.	We note your revisions in this section. Please further revise to more specifically quantify the purchase price adjustments, including the indebtedness to be discharged by the seller or provide a range of the prospective adjustments to the purchase price. Please also revise to quantify the cap on the indemnity.

The disclosure under the heading “Management – Membership Interest Purchase Agreement with Barceló Crestline Corporation” on page 107 of the prospectus has been revised to quantify the cap on the indemnity.

We supplementally advise the Staff that AR Capital, LLC, the parent of the Company’s sponsor, purchased 60% of the interests in a fully capitalized enterprise that they valued at $9.0 million total (for a total purchase price of $5.4 million).  The valuation was based on the assumption that the Company had adequate capital to run itself and that AR Capital, LLC would not be responsible for any liabilities maintained by the previous owner.  Accordingly, Barceló funded any and all such liabilities of the Company prior to the closing.  Therefore, no purchase price adjustments were necessary at the closing of the acquisition and we have deleted any references to purchase price adjustments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Distributions, page 156

4.	Please revise to identify the “alternative sources” you may utilize to fund distribution payments and clarify to state, if true, that you may use offering proceeds to fund distributions.

The disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Distributions” on page 162 of the prospectus has been revised as requested.

November 14, 2013

Description of Potential Real Estate Investments, page 163

5.	We note that you intend to purchase interests in certain entities that retain a minority joint venture interest in two hotels. Please revise to more specifically describe the interests that you intend to purchase in these entities, including a description of the minority joint venture interest.

The disclosure under the heading “Description of Potential Real Estate Investments – Potential Acquisitions” on page 172 of the prospectus has been revised as requested.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld

cc:	Shannon Sobotka
Wilson Lee
Jerard Gibson